Exhibit 6.1

First Amendment to Funding Agreement

This First Amendment to Funding Agreement (“Amendment”) dated December 19, 2022 (the “Current Date”) is by and between The Chosen, Inc., a Delaware corporation (as successor to The Chosen, LLC, a Utah limited liability company) (together, “TCI”), and Come and See Foundation, Inc., a North Carolina non-profit corporation (“CAS” and, together with TCI, the “Parties”). Reference is made the Contribution Funding and Production Agreement dated as of November 29, 2022 (the “Funding Agreement”) between CAS and TCI. Defined terms used herein have the meanings ascribed to them in the Funding Agreement.

By this Amendment, the Parties desire to memorialize their agreement that a single Subsequent Remittance (of $90 million) be made by CAS to TCI, instead of a series of Subsequent Remittances (totaling $90 million) as otherwise provided for in the Funding Agreement. Accordingly, TCI and CAS hereby agree and covenant as follows:

1.	On the Agreement Date, TCI received the Initial Remittance.

2.	CAS shall remit the amount of Ninety Million Dollars ($90,000,000) to TCI within ten (10) business days (before or after) of December 31, 2022 (the “Second Remittance”) pursuant to the provisions of the Funding Agreement.

3.	To effect the closing of the Second Remittance, CAS shall deliver a Contributor Certificate to TCI, and TCI shall deliver a Recipient Certificate to CAS.

4.	Upon TCI’s receipt of the Second Remittance, no further Subsequent Remittance shall be due, and CAS’s Contribution Commitment obligation shall be satisfied in full.

5.	TCI shall use the Second Remittance funds, and any NP App Donations remitted from time to time by CAS to TCL, solely for the permitted purposes set forth in the Funding Agreement.

6.	Upon TCI’s irrevocable receipt of the Second Remittance, the security interests reflected in the Funding Security Agreement shall terminate in their entirety. Within ten (10) business days of its receipt of the Second Remittance, TCI shall (i) file one or more UCC termination statement as necessary to terminate any and all financing statements filed by TCI respecting the Funding Security Agreement, and (ii) record with the US Copyright Office a termination of any and all copyright mortgage instruments filed by TCI respecting the Funding Security Agreement. TCI shall provide CAS with a copy of each such termination filing.

7.	Various Security Agreements exist between the Parties, and other than the Funding Security Agreement none of the Various Security Agreements between the Parties is affected, amended or terminated by this Amendment. Other than as specified herein, the Funding Agreement and the Contribution Documents (including the Various Security Agreements) remain in full force and effect in accordance with their respective terms.

The Parties agree to this Amendment as of the date first written above.

The Chosen, Inc.,
a Delaware corporation

(successor to The Chosen, LLC,

a Utah limited liability company)

____________________________

By: _____________________________

Its: _____________________________

Come and See Foundation, Inc.,
a North Carolina non-profit corporation

_____________________________

By: _____________________________

Its: _____________________________